                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K




              [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       or


              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                          Commission file number 1-3551



             EQUITABLE RESOURCES, INC. EMPLOYEE STOCK PURCHASE PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)




                            EQUITABLE RESOURCES, INC.
                -------------------------------------------------

                          One Oxford Centre, Suite 3300
                         Pittsburgh, Pennsylvania 15219
                -------------------------------------------------


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

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                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                                TABLE OF CONTENTS


                                                                  PAGE REFERENCE

REPORT OF INDEPENDENT AUDITORS                                          1

FINANCIAL STATEMENTS

     Statements of Net Assets Available
         for Benefits as of December 31, 1999 and 1998                  2

     Statements of Changes in Net Assets Available
         for Benefits for the years ended December 31,
         1999, 1998 and 1997                                            3

     Notes to Financial Statements                                    4 - 6

SIGNATURE                                                               7

EXHIBIT

     1.  Consent of Independent Auditors                                8

                         REPORT OF INDEPENDENT AUDITORS



Administrative Committee
Equitable Resources, Inc. Employee Stock Purchase Plan


         We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Employee Stock Purchase Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 31, 1999, 1998 and 1997, in conformity with accounting principles generally accepted in the United States.





                                                      /s/ Ernst & Young LLP
                                                 -------------------------------
                                                          Ernst & Young LLP


Pittsburgh, Pennsylvania
March 3, 2000

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                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                        DECEMBER 31,
                                                                   1999             1998
                                                             --------------------------------
Cash                                                           $         -      $   52,396

Investment in Equitable Resources, Inc. common
   stock, at fair value(63,798 and 52,376 shares in
   1999 and 1998, respectively)                                  2,129,250       1,525,444
Contribution receivable--employee                                   40,394               -
Contribution receivable--employer                                    7,153           4,097
                                                             --------------------------------

Net assets available for benefits                              $2,176,797       $1,581,937
                                                             ================================


                             See accompanying notes.

                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                       YEARS ENDED DECEMBER 31,
                                                           1999                  1998                  1997
                                                   -----------------------------------------------------------------
Additions to net assets attributed to:
     Contributions:
       Employer                                            $   62,700            $   69,350            $   57,462
       Employee                                               548,625               677,833               517,926
       Dividend income                                         69,648                48,265                26,110
       Realized gain on sale of investments                    44,018                 5,006                 7,404
       Unrealized gain (loss) on investments                  192,306              (178,728)              149,793
                                                   -----------------------------------------------------------------
Total additions                                               917,297               621,726               758,695

Deductions to net assets attributed to:
     Employee withdrawals                                     322,437               147,117                63,172
                                                   -----------------------------------------------------------------
Total deductions                                              322,437               147,117                63,172
                                                   -----------------------------------------------------------------

Net increase in net assets available
   for benefits                                               594,860               474,609               695,523

Net assets available for benefits:
   At beginning of year                                     1,581,937             1,107,328               411,805
                                                   -----------------------------------------------------------------
   At end of year                                          $2,176,797            $1,581,937            $1,107,328
                                                   =================================================================


                             See accompanying notes.

                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999



1.       Description of the Plan

         The following description of the Equitable Resources, Inc. Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

         General

         The Plan is an employee stock purchase plan implemented on October 1, 1995 by Equitable Resources, Inc. and subsidiaries (the Company or Companies). Employees of the Company may purchase shares of the Company's common stock at a 10 percent discount through payroll deductions. All nonrepresented employees of the Companies are eligible to participate in the Plan immediately upon employment. Represented employee eligibility is subject to collective bargaining.

         Contributions and Purchase of Stock

         Eligible employees can contribute from 1 to 10 percent of their annual base pay to the Plan on an after-tax basis. No interest will accrue or be payable with respect to any of the payroll deductions of a participant in the Plan. Contributions are initially deposited with Putnam Investments (Trustee) and are used to purchase shares of the Company's common stock in accordance with the provisions set forth in the plan agreement.

         The price of stock purchased for a participant is 90 percent of the closing price of the stock on the second business day after the close of each monthly period. The Plan holds contributions as cash pending the purchase of shares of the Company's common stock.

         The Company contributes the remaining 10 percent of the stock price and pays fees for the administration of the Plan and any commission charges associated with the purchase of the stock.

         Dividends on Stock

         Dividends on stock are automatically used to purchase additional shares for all participants. Participants may, however, make a written request to receive a cash distribution of dividend payments.


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
                           EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999



1.       Description of the Plan (Continued)

         Sale of Stock

         Participants are required to hold any shares purchased through the Plan for a minimum of one year. Participants may elect withdrawals, subject to the holding period restriction, of shares of stock or cash from the proceeds of sale of shares. Participants are responsible for all costs associated with the sale of stock from their individual accounts. The costs of shares sold are calculated using the "first-in, first-out" cost method.

         Termination of Employment

         Upon termination of the participant's employment for any reason, payroll deductions credited to the participant's account(s) which have not yet been used to purchase stock will be returned to the participant. The participant has the option of either selling the total number of shares in his/her account or receiving a certificate for his/her holdings. Terminated participants are not permitted to purchase shares through the Plan.

2.       Summary of Significant Accounting Policies

         Investments

         The Equitable Resources, Inc. Common Stock is valued at market price as quoted on the New York Stock Exchange.

         Investments at December 31, 1999, 1998 and 1997 are comprised of Equitable Resources, Inc. Common Stock:

                                                                                                   UNREALIZED
                                                                                                  APPRECIATION
                                SHARES               FAIR VALUE            ORIGINAL COST         (DEPRECIATION)
                         -------------------------------------------------------------------------------------------
         1999                     63,798              $2,129,250              $1,958,552             $170,698

         1998                     52,376               1,525,444               1,547,052              (21,608)

         1997                     30,097               1,064,681                 907,561              157,120

                                SHARES               PROCEEDS FROM                                  REALIZED
                                 SOLD                    SALES             ORIGINAL COST              GAIN
                         -------------------------------------------------------------------------------------------
         1999                     10,671                $217,449                $173,431              $44,018

         1998                      5,000                 147,117                 142,111                5,006

         1997                      2,005                  63,172                  55,768                7,404


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                           EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999



2.       Summary of Significant Accounting Policies (Continued)

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       Plan Termination

         Although it has not expressed any intent to do so, the Company has the right to terminate or to amend the Plan at any time. Upon dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of which the Company is not the surviving corporation, participants will be entitled to receive on the last day of the offering period the cash and/or securities determined to be owed as of the date of such transaction.

4.       Income Tax Status of Plan

         It is the intention of the Company to have the Plan qualify under
         Section 423 of the Internal Revenue Code (the Code). The provisions of the Plan have been construed to extend and limit participation in a manner consistent with the requirements of that section of the Code. Participating employees are subject to state and federal income tax on income derived from the Plan.


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.









                                                  EQUITABLE RESOURCES, INC.
                                                EMPLOYEE STOCK PURCHASE PLAN
                                                       (Name of Plan)




                                         By         /s/ David L. Porges
                                            -----------------------------------
                                                        David L. Porges
                                                  Executive Vice President and
                                                   Chief Financial Officer











March 3, 2000


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